[BG FINANCIAL GROUP, INC. LETTERHEAD]

May 5, 2006

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re: Comment Letter dated March 21, 2006

Dear Mr. Nolan:

Pursuant to an earlier telephone conversation between Lisa Haynes and BG Financial Group, Inc. Chief Financial Officer, Don Waddell, we are providing our response to your comment letter dated March 20, 2006 asking for description of the following:

•	the different components of your allowance for loan losses and how each of those components are calculated;
•	qualitative and quantitative factors considered by management in determining each component of the allowance for loan losses; and
•	how management determines loss factors used in developing the allowance for loan losses.

We incorporate by reference the report of our Independent Accountants on our Consolidated Financial Statements as filed with our Form 10-K for the year ended December 31, 2005. Please see page F-7, Allowance for Loan Losses.

If you have questions or need additional information, you many contact me or Don Waddell, Chief Financial Officer at (423) 636-1555.

Sincerely,

/S/ J. Robert Grubbs
J. Robert Grubbs
President and CEO